[LETTERHEAD OF BREAKWATER RESOURCES LTD.]

January 31, 2007

Via Facsimile No. 1-202-772-9368 and EDGAR

Ms. Jill S. Davis

Branch Chief

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Responses to Comments of the Staff of the Securities and Exchange
Commission to the Form 40-F for the fiscal year ended December
31, 2005 of Breakwater Resources Ltd. (File No. 0-13979)

Dear Ms. Davis:

We refer to the comment letter of the Staff of the Securities and Exchange Commission, dated December 21, 2006, with respect to the Form 40-F for the year ended December 31, 2005 of Breakwater Resources Ltd. (the "Company").

The specific comment addressed in the December 21, 2006 letter from the Staff of the Securities and Exchange Commissions was:

Form 40-F for the Fiscal Year Ended December 31, 2005

Financial Statements

Note 18 – Difference Between CDN. GAAP and U.S. GAAP

c. Exploration expenditures, page 26

1.

We note your disclosure that indicates for U.S. GAAP purposes you expense exploration expenses during the exploration stage and those associated with non-producing properties as incurred. Please note that under U.S. GAAP, all exploration expenditures shall be expensed as incurred regardless of the properties stage of development or the existence of reserves. Please explain your policy to us and quantify what amounts of exploration costs is any, you have capitalized associated with development or production stage properties.

Thank you for your comment. The Company’s response is that it does expense all exploration expenditures for U.S. GAAP purposes and confirms that no exploration expenditure costs have been capitalized for development or production stage properties.

Where the Company incurs an expenditure to expand an existing ore body on mines currently in production or in pre-production, such expenditures are capitalized for U.S. GAAP purposes and such amounts are included in mineral properties and fixed assets.

Ms. Jill S. Davis

Securities and Exchange Commission

January 31, 2007

The Company appreciates the comment of the Staff of the Securities and Exchange Commission and notes that the disclosure in the exploration expenditure note for U.S. GAAP purposes could be better worded to clarify the Company’s accounting policy. Accordingly, management will modify the wording in the consolidated financial statements to be filed by March 31, 2007 on Form 40-F for the fiscal year ended December 31, 2006 to address this matter.

Please be advised that Breakwater Resouces Ltd. acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the 40-F filing;
•	Commission staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Should you have any further questions or concerns in regards to this matter please do not hesitate to contact the undersigned at (416) 363-4798.

Yours very truly,

BREAKWATER RESOURCES LTD.

/s/ DAVID LANGILLE

David Langille

Chief Financial Officer and

Vice President, Finance

cc:	Kevin Stertzel (Securities and Exchange Commission)